ASSIGNMENT AND ASSUMPTION AGREEMENT
                       -----------------------------------

     ASSIGNMENT AND ASSUMPTION AGREEMENT dated this 30th day of November, 2000 between True Fiction, Inc. ("Assignor") and Magellan Filmed Entertainment, Inc. ("Assignee").

     WHEREAS:

     A. Assignor has sold its 8% Series A Senior Subordinated Convertible Redeemable Debentures to Louvre Investors LLC, Yellow Stream Company LLC, and Carlsbad Capital LLC having an aggregate original principal face amount of One Million United States dollars $1,000,000 (singly, a "Debenture," and
                                                            ---------
collectively,  the  "Debentures");  and
                     ----------

     B. Assignee has merged with Assignor pursuant to a November 22, 2000 Agreement and Plan of Merger ("Agreement"), and Assignor has become a wholly owned subsidiary of Assignee; and

     C. Assignor wishes to assign the Debentures to Assignee and Assignee is willing to assume the obligations of the Debentures in exchange for valuable consideration set forth in the Agreement.

     NOW THEREFORE, it is agreed that Assignor shall assign and Assignee shall irrevocably and unconditionally assume all of the conditions and obligations of a certain Securities Subscription Agreement and Debentures, each dated as of November 30, 2000, as if Assignee has entered into and undertaken all of such obligations at the time these instruments were given, and shall render full performance under such instruments in the place and stead of Assignor.


TRUE  FICTION,  INC.                    MAGELLAN  FILMED  ENTERTAINMENT,  INC.
(Assignor)                             (Assignee)



By:  S/Michel  Shane                    By:  S/  Patrick  F.  Charles
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